EXHIBIT 99.9

CONSENT OF INDEPENDENT ENGINEERS

We consent to the use of our “Report as of December 31, 2017 on Reserves and Reserves owned by TransGlobe Energy Corporation in Canada and Egypt", dated January 9, 2018 included as Schedule “A” of the Annual Information Form filed as Exhibit 99.1 to the Annual Report on Form 40-F of TransGlobe Energy Corporation for the fiscal year ended December 31, 2017.

Sincerely,

(Signed) "Leonard L. Herchen, P. Eng"
Name: Leonard L. Herchen, P.Eng
Vice President
GLJ Petroleum Consultants Ltd.

Calgary, Alberta, Canada
March 7, 2018